UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*
PVF Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693654 10 5
(CUSIP Number)

Umberto P. Fedeli The Fedeli Group 5005 Rockside Road, Suite 500 Independence, Ohio 44131 (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693654 10 5	13D/A	Page 2 of 5

1		NAMES OF REPORTING PERSONS: Umberto P. Fedeli
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,691,616 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,691,616 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,616 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.49% (2)
14		TYPE OF REPORTING PERSON IN
   (1)  Includes  28,431 shares owned by the Fedeli Family Charitable Foundation; 2,841 shares owned by Mr. Fedeli’s wife’s IRA, for which Mr. Fedeli disclaims beneficial ownership;
         159,470 shares underlying the A Warrant (defined below) which is currently exercisable; and 89,471 shares underlying the B Warrant (defined below) which is currently exercisable.

(2) Based on 25,402,218 shares outstanding at April 5, 2010 and assumes that the A Warrant and the B Warrant have been exercised to acquire a total of 248,941 shares.

    This Amendment No. 6 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value, $0.01 per share (the “Common Stock”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

On March 16, 2010, Mr. Fedeli transferred to the Company trust preferred securities issued by PVF Capital Trust II with a liquidation amount of $2.0 million and acquired from the Company in exchange therefor 56,048 shares of Common Stock, a warrant to acquire 159,470 shares of Common Stock at an exercise price of $2.14 per share (the “A Warrant”), a warrant to purchase an additional shares of Common Stock that becomes exercisable in the event the Company completes a public offering or private placement by October 8, 2010 (the “B Warrant”) and $80,000 in cash (the “Exchange”).

On March 26, 2010, Mr. Fedeli purchased 1,750,627 shares of Common Stock in the Company’s rights offering (the “Rights Offering”), at a subscription price of $1.75 per share.  All shares purchased in the Rights Offering were purchased with Mr. Fedeli’s personal funds for approximately $3,063,597, which shares include 28,431 purchased by the Fedeli Family Foundation and 2,841 purchased by his wife’s IRA.

Item 5.               Interest in Securities of the Issuer

Items 5(a) and (c) are hereby amended and supplemented as follows:

(a)  As of the date of this amended Schedule 13D, there were 25,402,218 shares of Common Stock outstanding.

Mr. Fedeli beneficially owns 2,691,616 shares, or 10.49% of the Company’s outstanding shares of Common Stock, which include 2,411,403 shares owned individually, 28,431 shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, and 2,841 shares owned by his wife’s IRA.  Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA. The amount also includes 159,470 shares underlying the A Warrant and 89,471 shares underlying the B Warrant, which are currently exercisable.

The B Warrant was granted to Mr. Fedeli on March 16, 2010, but becomes exercisable only in the event the Company completes one or more Offerings by October 8, 2010.  Upon completion of the Company’s public offering of common stock on March 26, 2010, the B Warrant became exercisable to acquire 89,471 shares of common stock.  In the event the Company completes one or more additional offerings by October 8, 2010, then upon the completion of each offering completed by such date the number of shares exercisable under the B Warrant would be increased by a number of shares equal to .98% of the total number of shares of Common Stock sold in each such offering.

    (c)  During the past 60 days from the date of this amended Schedule 13D, filed, Mr. Fedeli effected the following transactions in the Company’s securities:

Date	Type of Transaction	Number and Type of Security	Price Per Share
3/16/2010	Acquisition (1)	56,048 shares of Common Stock	(1)
3/16/2010	Acquisition (1)	A Warrant – exercisable for 159,470 shares	(1)
3/26/2010 (2)	Acquisition (1)	B Warrant – exercisable for 89,471 shares	(1)
3/26/2010	Purchase in rights offering	1,750,627 shares of Common Stock	$1.75
______________________________
(1)  Acquired from the Company as consideration in the Exchange for aggregate liquidation amount of $2.0 million of trust preferred securities.

(2)  The B Warrant was acquired on March 16, 2010 in the Exchange and became exercisable on March 26, 2010 upon completion of the Company’s public offering of common stock.

Item 7.               Material to Be Filed as Exhibits

Exhibit 1	Warrant dated March 16, 2010
Exhibit 2	Warrant dated March 16, 2010
Exhibit 3
Exchange Agreement between PVF Capital Corp., Marty E. Adams, Umberto P. Fedili, Robert J. King, Jr., James E. Pastore, John S. Loeber, Lee Burdman, Jonathan A. Levy, Richard R. Hollington, Jr. and Richard R. Hollington III, dated October 9, 2009 (incorporated herein by reference to Exhibit 10.3 of PVF Capital Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 13, 2010	/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT 1

NEITHER THIS WARRANT NOR THE SHARES OF STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS. THEY HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SALE, TRANSFER OR OTHER DISPOSITION OF THIS WARRANT OR SAID SHARES MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (ii) AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (iii) RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED.

Date: March 16, 2010

COMMON STOCK WARRANT

OF

PVF CAPITAL CORP.

INCORPORATED UNDER THE LAWS OF THE STATE OF OHIO

THIS CERTIFIES THAT, for value received, Umberto P. Fedeli (the “Investor”) is entitled to subscribe for and purchase shares (the “Shares”) of the fully paid and nonassessable Common Stock of PVF CAPITAL CORP., an Ohio corporation (the “Company”), subject to the provisions and upon the terms and conditions hereinafter set forth.  As used herein, the term “Common Stock” shall mean the Company’s duly authorized Common Stock, and any stock into or for which such Common Stock may hereafter be exchanged pursuant to the Articles of Incorporation of the Company as from time to time amended as provided by law and in such Articles, and the term “Grant Date” shall mean the date set forth above.

This Warrant is issued in connection with the Exchange Agreement, dated October 9, 2009, executed by and between the Investor and the Company (the “Exchange Agreement”).

1.
TERM.  Subject to the terms hereof, the purchase right represented by this Warrant is exercisable, in whole, at any time from and after the Grant Date and at or prior to 11:59 p.m. Eastern Standard Time on the date five (5) years following the Grant Date (the “Expiration Date”).  The number of Shares, type of security and Exercise Price (as that term is defined in Section 2 hereof) are subject to adjustment as provided herein, and all references to “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments. Terms used herein and not otherwise defined shall have the meaning as set forth in the Exchange Agreement.

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2.
NUMBER OF SHARES AND EXERCISE PRICE.  Subject to the terms and conditions hereinafter set forth, the Investor is entitled, upon surrender of this Warrant prior to the Expiration Date, to purchase from the Company, 159,470 shares of Common Stock.  The purchase price for the shares of the Common Stock purchased pursuant to this Warrant shall be equal to the lesser of (i) $4.00 per share, (ii) $2.14 per share, (iii) in the event that the Company consummates a public offering other than pursuant to an employee benefit plan of the Company, including an offering registered with the Securities and Exchange Commission notwithstanding that such registered offering might be deemed a private offering under Nasdaq Marketplace Rule 5635 (a “Public Offering”), the price per share for shares of Common Stock in any such Public Offering, or (iv) in the event that the Company consummates a private placement of shares of Common Stock in exchange exclusively for cash consideration pursuant to Regulation D, the Regulation D private placement offering price per share for shares of Common Stock in any such private placement (“Exercise Price”)

3.
METHOD OF EXERCISE. The purchase right represented by this Warrant may be exercised by the Investor, in whole or in part and from time to time, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company accompanied by payment to the Company, by certified check, or wire transfer payable to the Company, in an amount equal to the then applicable Exercise Price per share multiplied by the number of Shares then being purchased. Thereupon, the Investor, as the holder of this Warrant, shall be entitled to receive from the Company a stock certificate representing the number of Shares so purchased which shall be delivered to the Investor as soon as possible and in any event within thirty (30) days of receipt of such notice, surrendered Warrant and proper payment, and a new warrant in substantially identical form and dated as of such date of exercise shall be issued to the Investor for the purchase of that number of Shares equal to the difference, if any, between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised. The Investor shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.

4.
STOCK FULLY PAID: RESERVATION OF SHARES.  The Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non assessable, and free from all taxes, liens and charges with respect to the issue thereof.  During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, subject to shareholder approval, if required by applicable law, and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Shares to provide for the exercise of the right represented by this Warrant.

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5.
ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES.  The number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

a.
Reclassification or Merger.  If at any time while this Warrant remains outstanding and unexpired, in case of any reclassification, change or conversion of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall execute a new Warrant (in form and substance reasonably satisfactory to the Investor) providing that the Investor shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Paragraph 5.  The provisions of this subparagraph (a) shall similarly apply to successive reclassification, changes, mergers and transfers.

b.
Subdivisions or Combination of Shares.  If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Shares issuable upon exercise hereof, shall be proportionally adjusted and the Exchange Price  shall be adjusted so that the aggregate exercise price of this Warrant shall at all time remains equal.

c.
Common Stock Dividends.  If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend payable in shares of Common Stock (except any distribution specifically provided for in the foregoing subparagraphs (a) and (b)), then the Exercise Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (i) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution and the number of Shares subject to this Warrant shall be proportionately adjusted.

d.
No Impairment.  The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 5 and in the taking of all such action as maybe necessary or appropriate in order to protect the rights of the Investor against impairment.

6.
NOTICE OF ADJUSTMENTS.  Whenever the Exercise Price shall be adjusted pursuant to the provisions hereof, the Company shall within thirty (30) days of such adjustment deliver a certificate signed by its chief financial officer to the Investor setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price after giving effect to such adjustment.

7.
FRACTIONAL SHARES.  No fractional Shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment equal to the excess of the average daily closing price of the Company’s common stock for the twenty (20) business days prior to the exercise date for such fractional shares above the Warrant Price for such fractional share.

8.
TRANSFERS AND EXCHANGES. This Warrant shall be transferable by the Investor provided that the Investor in connection with such transfer delivers to the Company an opinion of counsel, in form and substance satisfactory to the Company, that registration is not required under the Securities Act of 1933, as amended, or any applicable state securities laws.

9.
RIGHTS AS STOCKHOLDERS. The Investor, as holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of Common Stock, or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Investor, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

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10.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY. This Warrant is issued and delivered on the basis of the following:

a.	This Warrant has been duly authorized and executed by the Company and when delivered will be the valid and binding obligation of the Company enforceable in accordance with its terms;

b.	The Shares have been duly authorized by the Company and when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

c.	The rights, preferences, privileges and restrictions granted to or imposed upon the Shares and the Investor are as set forth in the Company’s Articles of Incorporation, as amended;

d.
The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company’s Articles of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal state or local government authority or agency or other person.

11.
MODIFICATION AND WAIVER.  This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

12.
NOTICES.  All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing and shall be delivered or sent, with the copies indicated, by personal delivery, telecopy (with confirmation and additional copy sent by overnight delivery service) or overnight delivery service (by a reputable international carrier) to the parties as follows (or at such other address as a party may specify by notice given pursuant to this Section);

4

To Investor:	Umberto P. Fedeli 5055 Rockside Road Crown Centre Building, 5th Floor Independence, Ohio 44131-8003 Fax: (216) 901-8199 Email: ufedeli@thefedeligroup.com
With a Copy to:	Krugliak, Wilkins, Griffiths & Dougherty Co., L.P.A. 4775 Munson Street, NW Canton, Ohio 44735-6963 Attn: Randall C. Hunt Fax: (330) 497-4020 Email: rhunt@kwgd.com
To Company:	PVF CAPITAL CORP. 30000 Aurora Road Solon, Ohio 44139 Attn: Chief Executive Officer Fax: (440) 914-3916
With a copy to:	Kilpatrick Stockton LLP 607 14th Street, NW Suite 900 Washington, DC 20005 Attn: Joel E. Rappoport Fax: (202) 508-5858 Email: jrappoport@kilpatrickstockton.com

All notices shall be deemed given and received one business day after their delivery to the addresses for the respective party(ies), with the copies indicated, as provided in this Section 12.

13.
BINDING EFFECT ON SUCCESSORS.  The terms and provisions of this Warrant shall be binding upon the Company and its respective successors and assigns and the Investor.  All of the obligations of the parties relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant and all of the covenants and agreements of each party relating thereto shall inure to the benefit of the successors and assigns of the other.  The Company will, at the time of the exercise of this Warrant, in whole or in part, upon request of the Investor but at the Company’s expense, acknowledge in writing its continuing obligation to the Investor in respect of any rights (including, without limitation, any right to registration of the shares of Registrable Securities) to which the Investor shall continue to be entitled after such exercise in accordance with this Warrant; provided, that the failure of the Investor to make any such request shall not affect the continuing obligation of the Company to the Investor in respect of such rights.

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14.
LOST WARRANTS OR STOCK CERTIFICATES.  The Company covenants to the Investor that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, or like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

15.	DESCRIPTIVE HEADINGS. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

16.	GOVERNING LAW. This Agreement and the interpretation of its terms shall be governed by the laws of the State of Ohio, without application of conflicts of law principles.

17.
CONFIDENTIALITY; NO PUBLIC DISCLOSURE. The terms and conditions of this Warrant are confidential. Neither party shall make any public disclosure concerning the terms and conditions of this Warrant without the prior written consent of the other party, except as required by the rules and regulations of the Securities and Exchange Commission, the Nasdaq Stock Market, Inc. or any other applicable stock exchanges.

18.
ATTORNEYS FEES. Except as otherwise set forth in the Exchange Agreement, the Company and Investor shall pay their respective attorneys’ fees and expenses for the negotiation and preparation of this Warrant and the other agreements contemplated by this Warrant.

19.
COUNTERPARTS. This Agreement may be executed and delivered in two or more counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to be one agreement.

[Remainder of Page Intentionally Left Blank]

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The Company has executed this Warrant as of the date set forth above.

PVF CAPITAL CORP.,
An Ohio corporation

By:	/s/ Stuart D. Neidus
Stuart D. Neidus
Director and Chairman of the Special Committee

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EXHIBIT A
NOTICE OF EXERCISE

To: PVF CAPITAL CORP.
30000 Aurora Road
Solon, Ohio 44139
Attn:

1.
The undersigned hereby elects to purchase _________ Shares of Common Stock of PVF CAPITAL CORP. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such Shares in full.

2.	Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name or names as are specified below:

Name:
Address:

3.
The undersigned represents that the aforesaid Shares being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such Shares.

By:  _________________________________________
Name:

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EXHIBIT 2

NEITHER THIS WARRANT NOR THE SHARES OF STOCK ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR ANY STATE SECURITIES LAWS. THEY HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SALE, TRANSFER OR OTHER DISPOSITION OF THIS WARRANT OR SAID SHARES MAY BE EFFECTED WITHOUT (i) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, (ii) AN OPINION OF COUNSEL SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS, OR (iii) RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED.

Date: March 16, 2010

COMMON STOCK WARRANT

OF

PVF CAPITAL CORP.

INCORPORATED UNDER THE LAWS OF THE STATE OF OHIO

THIS CERTIFIES THAT, for value received, Umberto P. Fedeli (the “Investor”) is entitled to subscribe for and purchase shares (the “Shares”) of the fully paid and nonassessable Common Stock of PVF CAPITAL CORP., an Ohio corporation (the “Company”), subject to the provisions and upon the terms and conditions hereinafter set forth.  As used herein, the term “Common Stock” shall mean the Company’s duly authorized Common Stock, and any stock into or for which such Common Stock may hereafter be exchanged pursuant to the Articles of Incorporation of the Company as from time to time amended as provided by law and in such Articles, and the term “Grant Date” shall mean the date set forth above.

This Warrant is issued in connection with the Exchange Agreement, dated October 16, 2009, executed by and between the Investor and the Company (the “Exchange Agreement”).

1.
TERM.  Subject to the terms hereof, the purchase right represented by this Warrant is exercisable, in whole, at any time from and after the Grant Date and at or prior to 11:59 p.m. Eastern Standard Time on the date five (5) years following the Grant Date. The number of Shares, type of security and Exercise Price (as that term is defined in Section 2 hereof) are subject to adjustment as provided herein, and all references to “Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.  Terms used herein and not otherwise defined shall have the meaning as set forth in the Exchange Agreement.

2.
NUMBER OF SHARES.  Subject to the terms and conditions hereinafter set forth, in the event the Company completes one or more Offerings within one year after October 9, 2010, the Investor is entitled, upon surrender of this Warrant, to purchase from the Company, a number of shares of Common Stock equal to the Investor Allowable Number (as defined below).  The “Investor Allowable Number” shall be a number of shares equal to (A) the product of (x) 20.0% and (y) the Dilution Limit (as defined below) minus (B) 159,470 shares; provided, however, that if the Investor Allowable Number would be less than 0 under this formula, then the Investor Allowable Number shall be deemed to be 0.  The Dilution Limit is a number of shares equal to 4.9% of the total number of shares of Common Stock outstanding subsequent to the first Offering completed by the Company by October 8, 2010.  In the event two or more Offerings are completed by the Company by October 8, 2010, then upon the completion of each Offering completed by October 8, 2010 and subsequent to the first completed Offering the Dilution Limit shall be increased by a number of shares equal to 4.9% of the total number of shares of Common Stock sold in each Offering completed by October 8, 2010 and subsequent to the first completed Offering.  The purchase price for the shares of the Common Stock purchased pursuant to this Warrant shall be equal to the lesser of (i) $4.00 per share, (ii) $2.14 per share, (iii) in the event that the Company consummates a public offering of Common Stock other than pursuant to an employee benefit plan of the Company, including an offering registered with the Securities and Exchange Commission notwithstanding that such registered offering might be deemed a private offering under Nasdaq Marketplace Rule 5635 (a “Public Offering”), the price per share for shares of Common Stock in any such Public Offering, or (iv) in the event that the Company consummates a private placement of shares of Common Stock in exchange exclusively for cash consideration pursuant to Regulation D (a “Private Placement”), the Regulation D private placement offering price per share for shares of Common Stock in any such private placement (“Exercise Price”).  A Public Offering or a Private Placement is referred to herein as an “Offering.”

3.
METHOD OF EXERCISE.  The purchase right represented by this Warrant may be exercised by the Investor, in whole or in part and from time to time, by the surrender of this Warrant (with the notice of exercise form attached hereto as Exhibit A duly executed) at the principal office of the Company accompanied by payment to the Company, by certified check, or wire transfer payable to the Company, in an amount equal to the then applicable Exercise Price per share multiplied by the number of Shares then being purchased. Thereupon, the Investor, as the holder of this Warrant, shall be entitled to receive from the Company a stock certificate representing the number of Shares so purchased which shall be delivered to the Investor as soon as possible and in any event within thirty (30) days of receipt of such notice, surrendered Warrant and proper payment, and a new warrant in substantially identical form and dated as of such date of exercise shall be issued to the Investor for the purchase of that number of Shares equal to the difference, if any, between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised. The Investor shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder(s) of, the Shares represented thereby (and such Shares shall be deemed to have been issued) immediately prior to the close of business on the date or dates upon which this Warrant is exercised.

4.
STOCK FULLY PAID: RESERVATION OF SHARES.  The Shares that may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non assessable, and free from all taxes, liens and charges with respect to the issue thereof.  During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, subject to shareholder approval, if required by applicable law, and reserved for the purpose of issuance upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of Shares to provide for the exercise of the right represented by this Warrant.

5.
ADJUSTMENT OF WARRANT PRICE AND NUMBER OF SHARES.  After the Public Offering is conducted, the number and kind of securities purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time upon the occurrence of certain events, as follows:

a.
Reclassification or Merger.  If at any time while this Warrant remains outstanding and unexpired, in case of any reclassification, change or conversion of securities of the class issuable upon exercise of this Warrant (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or in case of any merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification or change of outstanding securities issuable upon exercise of this Warrant), or in case of any sale of all or substantially all of the assets of the Company, the Company, or such successor or purchasing corporation, as the case may be, shall execute a new Warrant (in form and substance reasonably satisfactory to the Investor) providing that the Investor shall have the right to exercise such new Warrant and upon such exercise to receive, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification, change or merger by a holder of one share of Common Stock. Such new Warrant shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Paragraph 5.  The provisions of this subparagraph (a) shall similarly apply to successive reclassification, changes, mergers and transfers.

b.
Subdivisions or Combination of Shares.  If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Common Stock, the number of Shares issuable upon exercise hereof shall be proportionally adjusted and the Exchange Price shall be adjusted so that the aggregate exercise price of this Warrant shall at all time remains equal

c.
Common Stock Dividends.  If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend payable in shares of Common Stock (except any distribution specifically provided for in the foregoing subparagraphs (a) and (b)), then the Exercise Price shall be adjusted, from and after the date of determination of shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (i) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution and the number of Shares subject to this Warrant shall be proportionately adjusted.

d.
No Impairment.  The Company will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Paragraph 5 and in the taking of all such action as maybe necessary or appropriate in order to protect the rights of the Investor against impairment.

6.
NOTICE OF ADJUSTMENTS.  Whenever the Exercise Price shall be adjusted pursuant to the provisions hereof, the Company shall within thirty (30) days of such adjustment deliver a certificate signed by its chief financial officer to the Investor setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the Exercise Price after giving effect to such adjustment.

7.
FRACTIONAL SHARES.  No fractional Shares of Common Stock will be issued in connection with any exercise hereunder, but in lieu of such fractional Shares the Company shall make a cash payment equal to the excess of the average daily closing price of the Company’s common stock for the twenty (20) business days prior to the exercise date for such fractional shares above the Warrant Price for such fractional share.

8.
TRANSFERS AND EXCHANGES. This Warrant shall be transferable by the Investor provided that the Investor in connection with such transfer delivers to the Company an opinion of counsel, in form and substance satisfactory to the Company, that registration is not required under the Securities Act of 1933, as amended, or any applicable state securities laws.

9.
RIGHTS AS STOCKHOLDERS. The Investor, as holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of Common Stock, or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the Investor, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until this Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

10.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY. This Warrant is issued and delivered on the basis of the following:

a.	This Warrant has been duly authorized and executed by the Company and when delivered will be the valid and binding obligation of the Company enforceable in accordance with its terms;

b.	The Shares have been duly authorized by the Company and when issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable;

c.	The rights, preferences, privileges and restrictions granted to or imposed upon the Shares and the Investor are as set forth in the Company’s Articles of Incorporation, as amended;

d.
The execution and delivery of this Warrant are not, and the issuance of the Shares upon exercise of this Warrant in accordance with the terms hereof will not be, inconsistent with the Company’s Articles of Incorporation or by-laws, do not and will not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and do not and will not contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal state or local government authority or agency or other person.

11.
MODIFICATION AND WAIVER.  This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

12.
NOTICES.  All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing and shall be delivered or sent, with the copies indicated, by personal delivery, telecopy (with confirmation and additional copy sent by overnight delivery service) or overnight delivery service (by a reputable international carrier) to the parties as follows (or at such other address as a party may specify by notice given pursuant to this Section);

To Investor:	Umberto P. Fedeli 5055 Rockside Road Crown Centre Building, 5th Floor Independence, Ohio 44131-8003 Fax: (216) 901-8199 Email: ufedeli@thefedeligroup.com
With a Copy to:	Krugliak, Wilkins, Griffiths & Dougherty Co., L.P.A. 4775 Munson Street, NW Canton, Ohio 44735-6963 Attn: Randall C. Hunt Fax: (330) 497-4020 Email: rhunt@kwgd.com
To Company:	PVF CAPITAL CORP. 30000 Aurora Road Solon, Ohio 44139 Attn: Chief Executive Officer Fax: (440) 914-3916
With a copy to:	Kilpatrick Stockton LLP 607 14th Street, NW Suite 900 Washington, DC 20005 Attn: Joel E. Rappoport Fax: (202) 508-5858 Email: jrappoport@kilpatrickstockton.com

All notices shall be deemed given and received one business day after their delivery to the addresses for the respective party(ies), with the copies indicated, as provided in this Section 12.

13.
BINDING EFFECT ON SUCCESSORS.  The terms and provisions of this Warrant shall be binding upon the Company and its respective successors and assigns and the Investor.  All of the obligations of the parties relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant and all of the covenants and agreements of each party relating thereto shall inure to the benefit of the successors and assigns of the other.  The Company will, at the time of the exercise of this Warrant, in whole or in part, upon request of the Investor but at the Company’s expense, acknowledge in writing its continuing obligation to the Investor in respect of any rights (including, without limitation, any right to registration of the shares of Registrable Securities) to which the Investor shall continue to be entitled after such exercise in accordance with this Warrant; provided, that the failure of the Investor to make any such request shall not affect the continuing obligation of the Company to the Investor in respect of such rights.

14.
LOST WARRANTS OR STOCK CERTIFICATES.  The Company covenants to the Investor that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant or any stock certificate and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant or stock certificate, the Company will make and deliver a new Warrant or stock certificate, or like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant or stock certificate.

15.	DESCRIPTIVE HEADINGS. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

16.	GOVERNING LAW. This Agreement and the interpretation of its terms shall be governed by the laws of the State of Ohio, without application of conflicts of law principles.

17.
CONFIDENTIALITY; NO PUBLIC DISCLOSURE. The terms and conditions of this Warrant are confidential. Neither party shall make any public disclosure concerning the terms and conditions of this Warrant without the prior written consent of the other party, except as required by the rules and regulations of the Securities and Exchange Commission, the Nasdaq Stock Market, Inc. or any other applicable stock exchanges.

18.
ATTORNEYS FEES. Except as otherwise set forth in the Exchange Agreement, the Company and Investor shall pay their respective attorneys’ fees and expenses for the negotiation and preparation of this Warrant and the other agreements contemplated by this Warrant.

19.
COUNTERPARTS. This Agreement may be executed and delivered in two or more counterparts, each of which shall be deemed to be an original and all of which, taken together, shall be deemed to be one agreement.

The Company has executed this Warrant as of the date set forth above.

PVF CAPITAL CORP.,
An Ohio corporation

By:	/s/ Stuart D. Neidus
Stuart D. Neidus
Director and Chairman of the Special Committee

EXHIBIT A
NOTICE OF EXERCISE

To: PVF CAPITAL CORP.
30000 Aurora Road
Solon, Ohio 44139
Attn:

1.
The undersigned hereby elects to purchase _________ Shares of Common Stock of PVF CAPITAL CORP. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such Shares in full.

2.	Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name or names as are specified below:

Name:
Address:

3.
The undersigned represents that the aforesaid Shares being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such Shares.

By:  _________________________________
Name: